Exhibit 23.1

Consent of Independent Auditor

The Members

Alaska Tanker Company, LLC:

We consent to the use of our report dated February 18, 2008, with respect to the balance sheets of Alaska Tanker Company, LLC as of December 31, 2007 and 2006, and the related statements of operations, members’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2007 included herein.

As discussed in note 8 to the financial statements, the Company adopted the recognition and disclosure provisions of Statement of Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2007.

/s/ KPMG LLP
Portland, Oregon
March 11, 2008